UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Jive Software, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

47760A108
(CUSIP Number of Class of Securities’ Underlying Common Stock)

Elisa Steele
President and Chief Executive Officer
Jive Software, Inc.
325 Lytton Street, Suite 200,
Palo Alto, CA 94301
(650) 319-1920

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Jeffrey D. Saper, Esq. Robert G. Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Lisa Jurinka, Esq. General Counsel Jive Software, Inc. 325 Lytton Avenue, Suite 200 Palo Alto, California 94301 (650) 319-1920

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

¨
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

x	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

¨	third party tender offer subject to Rule 14d-1.
x	issuer tender offer subject to Rule 13e-4.
¨	going-private transaction subject to Rule 13e-3.
¨	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ¨

On May 20, 2016, the stockholders of Jive Software, Inc. (the “Company”) approved a one-time option exchange program (the “Option Exchange Program”) pursuant to which eligible employees of the Company (excluding named executive officers and directors) who hold certain options to purchase shares of the Company's common stock (“eligible options”) to exchange these eligible options for a lesser number of restricted stock units, as described in the Company's Definitive Proxy Statement filed with the SEC on April 27, 2016.

The attached written communication (the “Email”) was disseminated by the Company on the morning of June 1, 2016 in connection with the proposed Option Exchange Program.

The attached Email does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the Proxy Statement and the Email was approved by the Company’s stockholders at the Annual Meeting but has not yet commenced. The Company expects that the Option Exchange Program will commence in early August. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. The Company will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible holders of the Company’s options may obtain a written copy of the tender offer documents free of charge, when available, by contacting Investor Relations at Jive Software, Inc., 325 Lytton Avenue., Palo Alto, CA 94301.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	E-mail to Employees from Elisa Steele, disseminated on the morning of June 1, 2016.

Exhibit 99.1

Jiver,

You know that I believe our best asset at Jive is our people. Our vision to change the way people work together for better is big - and your participation in it is essential for us to realize it!
Companies go through changes over time and how those changes are handled is what creates opportunity and value for the company. As you work hard to create value for Jive, I want you to have the chance to share in that opportunity personally.
With that goal in mind, while we’ve been working on our transformation plans, we proposed a stock option exchange program to our Compensation Committee and it was supported by the Compensation Committee and the Board of Directors. As a public company, we needed to take certain steps to implement a program like this, including asking our shareholders to weigh in on the launching of such a program. At our recent annual meeting of shareholders, the program was approved by our shareholders (on an advisory basis) for employees who hold substantially “underwater” stock options. You are receiving this communication because you are included in the pool of eligible employees.

The program we are contemplating allows eligible employees who hold stock options with exercise prices that are significantly higher than the current trading price of our common stock the opportunity to exchange those options for certain restricted stock units (RSUs). I believe, along with the Jive management team and Board of Directors, that a program like this can be an important step in demonstrating our commitment to our valued employees who have been unable to derive value from their substantially underwater stock options to date.
Although certain factors could impact the implementation of this program, our expectation is that we will launch the stock option exchange program in August.  We are now in the process of finalizing the specific terms of the program and we understand you may have questions. The prepared FAQs below provide you with a broad overview based on the terms and conditions we are considering.  You will receive more detailed information about it, including how to participate in the program, once the final terms of the program are determined.
Please note that not all employees with Jive options are eligible to participate. The FAQs below outline the eligibility requirements. Also, it’s important for you to know that the named executive officers of the company (Elisa Steele, Bryan LeBlanc, Ofer Ben-David, Jeff Lautenbach and David Puglia) as well as members of our Board of Directors are specifically NOT eligible to participate.
If you have any questions, please contact Lisa Jurinka. Thank you for all you do for Jive!

Elisa

*****

Jive Software, Inc.
Frequently Asked Questions about Stock Option Exchange Program

As you may know, the stockholders of Jive Software, Inc. (“Jive,” “we,” or “us”) recently approved, a one-time stock option exchange program. We expect to launch this program in early August 2016 (the “Exchange Program”). We understand you may have questions about this Exchange Program so we prepared these FAQs to address some of those questions. Complete details about the Exchange Program will be provided in official Exchange Program documents at a later date.

What is the Exchange Program?

Over the past few years, our stock price has declined. As a result, some of our employees hold stock options with exercise prices that are significantly higher than the current trading price of our common stock. We believe that giving our employees the opportunity to exchange substantially “underwater” stock options for RSUs can be an important step in retaining and motivating our valued employees.

The Exchange Program is a one-time program that is designed to allow our eligible employees who hold stock options with an exercise price greater than $6.58 per share that are outstanding as of the expiration of the Exchange Program to exchange these stock options for a lesser number of restricted stock units (the “RSUs”).

Can we choose not to launch the Exchange Program?

Our stockholders approved the Exchange Program on an advisory basis at our 2016 annual meeting of stockholders on May 20, 2016. This means that, although we intend to launch the Exchange Program in early August 2016, we can choose not to offer the Exchange Program. For example, if our stock price increases significantly, we may reassess the advisability of implementing the exchange program. Additional information will be provided to you if we make this choice.

What is the expected timeline of the Exchange Program?

We currently expect to launch the Exchange Program in early August 2016. Once the Exchange Program begins, eligible employees will be given at least 20 U.S. business days to decide whether to exchange all or some of their eligible options for RSUs. This may change, as our compensation committee will ultimately determine the final terms and conditions of the Exchange Program. Additional details will be provided at a later date.

Who will be eligible to participate in the Exchange Program?

We expect that the Exchange Program generally will be open to all employees who remain employed with us through the expiration of the Exchange Program and who hold eligible options, other than certain executive officers and members of our board of directors.

What is an RSU?

An RSU is a right to receive a share of Jive common stock once the RSU vests. You do not have to pay an exercise price or exercise your RSUs to receive shares of common stock subject to your RSUs.

How many RSUs will I receive if I exchange my eligible options?

The number of RSUs issued in exchange for your eligible options will depend on the per share exercise price of your eligible options being exchanged, and generally will be higher for options with higher exercise prices. This is because, in general, an eligible option with a higher per share exercise price (and thus more deeply underwater) has less value than an otherwise underwater eligible option with a per share exercise price that is closer to the fair market value of a share of our common stock.

We expect to use the following “exchange ratios” to determine how many RSUs will be issued in exchange for eligible options participating in the Exchange Program.

If the per share exercise price of an eligible option is:	You will receive:
$6.59 - $7.99, then	1 RSU for every 3.25 options
$8.00 - $11.99, then	1 RSU for every 4.50 options
$12.00 - $14.99, then	1 RSU for every 7.50 options
Greater than or equal to $15.00, then	1 RSU for every 12.50 options

If I exchange my eligible options, what will be the terms of my RSUs? When will the RSUs vest?

RSUs issued in the Exchange Program are expected to be subject to the terms and conditions of Jive’s 2011 Equity Incentive Plan and the RSU award agreement that will be issued to you. New RSUs will not be vested when granted to you, even if your eligible options are vested. New RSUs will vest in equal quarterly installments for two years following the grant date, subject to your continued service with Jive.

How will I be able to participate in the Exchange Program?

We will provide you with more detailed information on the Exchange Program, including how to elect to participate in the Exchange Program, if, and when, we launch the Exchange Program.

What if my employment with Jive terminates before the end of the Exchange Program?

If your employment with Jive terminates for any reason prior to the expiration of the Exchange Program, you will not be eligible to exchange your eligible options for RSUs and your eligible options will remain subject to their same terms, including that you will have a limited period of time post-termination to exercise the options before they expire. Please check your E*Trade account for additional details.

Do I have to participate in the Exchange Program?

No. Participation in the Exchange Program will be completely voluntary. If you do not participate in the Exchange Program, your eligible options will continue with the same exercise price and otherwise remain subject to their existing terms.

Who can I talk to if I have questions about the Exchange Program?

Jive will be providing additional materials about the Exchange Program if, and when, the Exchange Program launches. However, if you have questions now, you may contact Lisa Jurinka at lisa.jurinka@jivesoftware.com. If you have specific questions relating to your participation in the Exchange Program and how it may impact you financially, we suggest you contact a financial or tax advisor.

The program described in this notice has not yet commenced and the final determination on whether it will be implemented and its terms and conditions will be made by our board of directors or our compensation committee. Persons who are eligible to participate in any such tender offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the tender offer. Jive will file the Tender Offer Statement on Schedule TO with the SEC upon the commencement of any such tender offer. Jive stockholders and equity award holders will be able to obtain these written materials and other documents filed by Jive with the SEC free of charge from the SEC’s website at www.sec.gov.

While the terms of the exchange program are expected to be materially similar to the terms described above, we may find it necessary or appropriate to change the terms of the exchange program to take into account our administrative needs, legal requirements, accounting rules, or Jive policy decisions that make it appropriate to change the exchange program and the like. For example, we may alter the method of determining the number of RSUs that will be granted in exchange for the eligible underwater options, if we decide that there is a more efficient and appropriate method while still continuing to limit incremental compensation expense. The final terms of the exchange program will be set forth in the offering documents. Our board of directors or our compensation committee will retain the discretion to make any necessary or desirable changes to the terms of the exchange program. In addition, our board of directors or our compensation committee reserves the right to amend, postpone or cancel the exchange program once it has commenced. Additionally, we may decide not to implement the exchange program. For example, if our stock price increases significantly, we may reassess the advisability of implementing the exchange program.